

SECU 05040935 SSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66126 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Anchor Asset Management, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Madison Avenue, 26th Floor
(No. and Street)

| New York | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. P. Hall (212) 421-4121
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

| 515 Madison Avenue | New York | NY | 10022 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED MAR 31 2005 THOMSON FINANCIAL

RECEIVED MAR 01 2005 PROCESSING SECTION

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, James R. P. Hall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anchor Asset Management, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VERONICA D. DE LOS SANTOS
Notary Public, State of New York
No. 01DE6066570
Qualified in Queens County
Commission Expires Nov. 19, 2005



Signature

General Securities Principal

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ANCHOR ASSET MANAGEMENT, LLC

## STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2004

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748



## INDEPENDENT AUDITOR'S REPORT

To The Managing Member
Anchor Asset Management, LLC

We have audited the accompanying statement of financial condition of Anchor Asset Management, LLC as of December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Anchor Asset Management, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi + Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
February 10, 2005

ANCHOR ASSET MANAGEMENT, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 27,688 |
| Prepaid expenses | 1,958 |
| Fixed assets (net of accumulated depreciation and amortization of $2,551) | 16,554 |
| Cash on deposit securing line of credit | 54,000 |
| Total Assets | $ 100,200 |

LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Liabilities | |
| Accrued expenses payable | $ 8,427 |
| Member's Equity | 91,773 |
| Total Liabilities and Member's Equity | $ 100,200 |

The accompanying notes are an integral part of these financial statements.

ANCHOR ASSET MANAGEMENT, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

| | |
|---|---|
| Revenues: | |
| Interest income | $ 975 |
| Total Revenue | 975 |
| Expenses: | |
| Salaries and related expenses | 207,042 |
| Rent and related expenses | 43,530 |
| Professional fees | 37,555 |
| Other expenses | 25,355 |
| Total Expenses | 313,482 |
| Net Loss | $ (312,507) |

The accompanying notes are an integral part of these financial statements.

# ANCHOR ASSET MANAGEMENT, LLC
## STATEMENT OF CHANGES IN MEMBER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2004

| | |
|---|---|
| Member's equity, January 1, 2004 | $100,300 |
| Member's contributions | 303,980 |
| Net loss | (312,507) |
| Member's equity, December 31, 2004 | $ 91,773 |

The accompanying notes are an integral part of these financial statements.

ANCHOR ASSET MANAGEMENT, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

| | |
|---|---|
| Cash Flows From Operating Activities: | |
| Net loss | $(312,507) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Depreciation and amortization expense | 2,551 |
| Changes in operating assets and liabilities: | |
| Prepaid Expenses | (1,958) |
| Accrued Expenses | 8,427 |
| Net Cash Used By Operating Activities | (303,487) |
| Cash Flows From Investing Activities: | |
| Purchase of fixed assets | (19,105) |
| Cash Flows From Financing Activities: | |
| Member's contributions | 303,980 |
| Security deposit collateralizing line of credit | (54,000) |
| Net Cash Provided By Financing Activities | 249,980 |
| Net change in cash and cash equivalents | (72,612) |
| Cash and cash equivalents, beginning of year | 100,300 |
| Cash and cash equivalents, end of year | $ 27,688 |

The accompanying notes are an integral part of these financial statements.

ANCHOR ASSET MANAGEMENT, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Note 1 – Organization:

Anchor Asset Management, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The company was founded in August, 2003 under the laws of New York. The Company introduces investors to various investment partnerships, non-U.S. funds and managed accounts.

The Company is wholly owned by The Manhattan Trust dtd. 4/17/2003, a Guernsey Island Trust.

Note 2 - Significant Accounting Policies:

Basis of Presentation:

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States of America.

Revenue Recognition:

The Company records revenues as they are earned based on the services provided.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Depreciation:

Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lease term.

Income Taxes:

The Company is a limited liability company, but it is treated as a corporation for income tax purposes. As a result, the Company is subject to federal, state and local income taxes on its taxable income.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-eighth of aggregate indebtedness, as defined. As of December 31, 2004, the Company had net capital of $19,261, which exceeded its requirement by $14,261. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 8:1 or less. As of December 31, 2004 this ratio was .44:1.

Note 4 – Commitments:

The Company is obligated under an operating lease for its office space, which expires on July 31, 2008 as well as an employment contract. The Company or the employee can terminate the employment contract for one-half of the remaining commitment.

Future minimum payments under these contracts as of December 31, 2004 are as follows:

| | |
|---|---|
| 2005 | $290,166 |
| 2006 | 290,166 |
| 2007 | 102,666 |
| 2008 | 38,014 |
| Total minimum payments | $721,012 |

The rent expense for 2004 was $40,500.

Note 5 – Concentrations:

The Company maintains all of its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

SCHEDULE I

ANCHOR ASSET MANAGEMENT, LLC
COMPUTATION OF NET CAPITAL
UNDER NET CAPITAL RULE 15c3-1
DECEMBER 31, 2004

| | | |
|---|---|---|
| Member's Equity | | $ 91,773 |
| Less: | | |
| Non-allowable assets, as follows: | | |
| Prepaid expenses | (1,958) | |
| Fixed assets | (16,554) | |
| Security deposit | (54,000) | (72,512) |
| Net Capital | | $ 19,261 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
DECEMBER 31, 2004

| | |
|---|---|
| Minimum net capital required | $ 5,000 |
| Minimum dollar net capital requirement based on One-eighth of aggregate indebtedness | $ 1,053 |
| Net capital requirement (greater of the above) | $ 5,000 |
| Excess net capital | $ 14,261 |
| Excess net capital at 1000% | $ 18,418 |

COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2004

| | |
|---|---|
| Total A.I. liabilities from statement of financial condition | $ 8,427 |
| Ratio of aggregate indebtedness to net capital | .44% |

SCHEDULE II

## ANCHOR ASSET MANAGEMENT, LLC
## EXEMPTION PROVISION UNDER RULE 15c3-3
## DECEMBER 31, 2004

An exemption from Rule 15c3-3 is claimed based on exemption (k)(2)(i).

SCHEDULE III

## RECONCILIATION OF NET CAPITAL (RULE 15c3-1)
## PURSUANT TO RULE 17a-5(d)(4)
## DECEMBER 31, 2004

There were no reconciling items from the Focus Part IIA as filed for the quarter ended December 31, 2004.